Exhibit 99.1

NEWS RELEASE
Trading Symbol:	TSX: SVM
NYSE AMERICAN: SVM

SILVERCORP REPORTS Q3 NET INCOME OF $8.7 MILLION, $0.05 PER SHARE,
AND PROVIDES FISCAL 2020 PRODUCTION AND CASH COSTS GUIDANCE

VANCOUVER, British Columbia – February 14, 2019 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE American: SVM) reported its financial and operating results for the third quarter ended December 31, 2018 (“Q3 Fiscal 2019”). All amounts are expressed in US Dollars.

Q3 FISCAL YEAR 2019 HIGHLIGHTS

  Ore mined up 3% to 260,278 tonnes compared to the prior year quarter;

  Sold approximately 1.7 million ounces of silver, 1,100 ounces of gold, and 17.8 million pounds of lead, up 13%, 57%, and 13%, respectively, compared to the prior year quarter while zinc sold was 4.1 million pounds, down 36% compared to the prior year quarter.

  Ended the quarter with inventories of 4,211 tonnes of silver-lead concentrate (containing approximately 0.4 million ounces of silver and 4.4 million pounds of lead) and 3,079 tonnes of zinc concentrate (containing approximately 3.1 million pounds of zinc), up 13% and 415%, respectively, compared to September 30, 2018;

  Sales of $42.4 million, down 5% compared to $44.4 million in the prior year quarter;

  Paid $1.7 million withholding tax at a rate of 10% for dividends distributed out of China to the Company, compared to $nil in the prior year quarter;

  Gross profit margin of 46% compared to 52% in the prior year quarter, with the decrease mainly due to lower metal prices;

  Net income attributable to equity shareholders of $8.7 million, or $0.05 per share, compared to $12.7 million, or $0.08 per share, in the prior year quarter;

  Cash flow from operations of $19.5 million, compared to $27.5 million in the prior year quarter;

  Cash cost per ounce of silver1, net of by-product credits, of negative $2.77, compared to negative $5.92 in the prior year quarter;

  All-in sustaining cost per ounce of silver1, net of by-product credits, of $6.53, compared to $3.16 in the prior year quarter;

  Paid $2.1 million dividends to the Company’s shareholders; and,

  Ended the quarter with $125.2 million in cash and cash equivalents and short-term investments, an increase of $1.3 million or 1% compared to September 30, 2018.

FINANCIALS

Net income attributable to equity shareholders of the Company in Q3 Fiscal 2019 was $8.7 million, or $0.05 per share, compared to $12.7 million, or $0.07 per share in the three months ended December 31,

____________________
1 Non IFRS measure. Please refer to section 11 of the corresponding MD&A for reconciliation

2017 (“Q3 Fiscal 2018”).

Sales in Q3 Fiscal 2019 were $42.4 million, down 5% compared to $44.4 million in Q3 Fiscal 2018. Silver and gold sales represented $20.7 million and $1.2 million, respectively, while base metals represented $20.5 million of the total sales, compared to silver, gold and base metals sales of $19.8 million, $0.6 million, and $23.9 million, respectively, in Q3 Fiscal 2018.

Compared to the same prior year quarter, the Company’s financial results in Q3 Fiscal 2019 were mainly impacted by i) a decrease of 8%, 9% and 29% in the realized selling prices for silver, lead and zinc, respectively, ii) a 36% decrease in zinc sold, iii) an increase of 13% each of silver and lead sold, and iv) a 3% decrease in total production costs.

Cost of sales in Q3 Fiscal 2019 was $23.0 million compared to $21.2 million in Q3 Fiscal 2018. The cost of sales included $16.9 million cash production costs (Q3 Fiscal 2018 - $15.6 million), $1.2 million mineral resources tax (Q3 Fiscal 2018 - $1.3 million), and $4.9 million depreciation and amortization charges (Q3 Fiscal 2018 - $4.4 million). The increase in cash production costs and depreciation and amortization charges was mainly due to more silver and lead sold while the decrease in mineral resources tax was due to lower revenue achieved in the current quarter. The cash production costs expensed in cost of sales represents approximately 254,000 tonnes of ore processed and expensed at costs of $66.62 per tonne (Q3 Fiscal 2018 – approximately 222,000 tonnes at $70.11 per tonne).

Gross profit margin in Q3 Fiscal 2019 was 46%, compared to 52% in Q3 Fiscal 2018, with the decrease mainly due to the decrease in the realized metal selling prices. Ying Mining District’s gross profit margin was 47% compared to 55% in Q3 Fiscal 2018. GC Mine’s gross profit margin was 38% compared to 41% in Q3 Fiscal 2018.

General and administrative expenses in Q3 Fiscal 2019 were $5.3 million, an increase of $0.4 million compared to $4.9 million in Q3 Fiscal 2018. The increase was mainly due to a $0.5 million increase in labour costs offset by a decrease of $0.3 million in discretionary office and administrative expenses.

Income tax expenses in Q3 Fiscal 2019 were $5.1 million compared to $4.3 million in Q3 Fiscal 2018. The income tax expense recorded in Q3 Fiscal 2019 included current income tax expense of $4.4 million (Q3 Fiscal 2018 – $3.7 million) and deferred income tax expense of $0.7 million (Q3 Fiscal 2018 – $0.6 million). The current income tax expenses include $1.7 million withholding tax (Q3 Fiscal 2018 - $nil), being 10% of the dividends distributed out of China to the Company by the Company’s Chinese subsidiaries.

Cash flows provided by operating activities in Q3 Fiscal 2019 were $19.5 million, a decrease of $8.0 million compared to $27.5 million in Q3 Fiscal 2018. The decrease was mainly due to less operating income arising from lower metal prices and the increase of withholding tax paid.

For the nine months ended December 31, 2018

Net income attributable to equity shareholders of the Company was $27.6 million or $0.16 per share, a decrease of $7.2 million, compared to $34.8 million or $0.20 per share in the same prior year period; sales were $135.6 million, up 3% from $131.6 million in the same prior year period; and cash flows from operating activities were $61.7 million, compared to $65.0 million in the same prior year period.

The Company ended the period with $125.2 million in cash and short-term investments, an increase of $1.3 million or 1% compared to $123.9 million as at September 30, 2018.

Working capital as at December 31, 2018 was $99.0 million, an increase of $0.3 million compared to $98.7 million working capital as at September 30, 2018.

OPERATIONS AND DEVELOPMENT

(i) Q3 Fiscal 2019 vs. Q3 Fiscal 2018

In Q3 Fiscal 2019, on a consolidated basis, the Company mined 260,278 tonnes of ore, an increase of 3% or 7,994 tonnes, compared to 252,284 tonnes in Q3 Fiscal 2018. Ore mined at the Ying Mining District increased by 5% or 7,533 tonnes, and ore mined at the GC Mine increased by 1% or 461 tonnes. Ore milled was 271,476 tonnes, up 6% compared to 256,037 tonnes of ore milled in Q3 Fiscal 2018.

In Q3 Fiscal 2019, the Company sold approximately 1.7 million ounces of silver, 1,100 ounces of gold, and 17.8 million pounds of lead, up 13%, 57%, and 13%, respectively, compared to 1.5 million ounces of silver, 700 ounces of gold, and 15.8 million pounds of lead in Q3 Fiscal 2018 while zinc sold was 4.1 million pounds, down 36% compared to 6.4 million pounds in Q3 Fiscal 2018. As at December 31, 2018, the Company had inventories of 4,211 tonnes of silver-lead concentrate and 3,079 tonnes zinc concentrate, up 13% and 415%, respectively, compared to 3,732 tonnes of silver-lead concentrate and 598 tonnes of zinc concentrate as at September 30, 2018.

In Q3 Fiscal 2019, the consolidated total mining costs and cash mining costs were $71.76 and $53.49 per tonne, down 3% and 5%, respectively, compared to $74.16 and $56.11 per tonne in Q3 Fiscal 2018. The decrease was mainly due to higher production output resulting in lower per tonne fixed costs allocation. The consolidated total milling costs and cash milling costs in Q3 Fiscal 2019 were $13.44 and $11.64 per tonne, compared to $13.45 and $11.31 per tonne in Q3 Fiscal 2018.

Correspondingly, the consolidated total production costs and cash production costs per tonne of ore processed in Q3 Fiscal 2019 decreased by 3% to $88.02 and $67.95, respectively, from $90.30 and $70.11 in Q3 Fiscal 2018.

In Q3 Fiscal 2019, the consolidated total production costs and cash costs per ounce of silver, net of byproduct credits, were $0.08 and negative $2.77, compared to negative $3.04 and negative $5.92, respectively, in the prior year quarter. The increase in cash cost per ounce of silver, net of by-product credits, was mainly due to a 22% decrease in by-product credits per ounce of silver, mainly arising from 9% and 29% decreases in the realized lead and zinc selling prices and a 36% decrease in zinc sold. Sales from lead and zinc accounted for 48% of the total sales and amounted to $20.2 million, a decrease of $3.6 million, compared to $23.8 million in Q3 Fiscal 2018.

The consolidated all-in sustaining cost per ounce of silver, net of by-product credits is $6.53 compared to $3.16 in Q3 Fiscal 2018. The increase was mainly due to an increase of $2.0 million in sustaining capital and the increase in cash costs per ounce of silver, net of by-product credits as discussed above.

(ii) Nine months ended December 31, 2018 vs. Nine months ended December 31, 2017

For the nine months ended December 31, 2018, on a consolidated basis, the Company mined 745,395 tonnes of ore, an increase of 4% or 28,733 tonnes, compared to 716,662 tonnes mined in the same prior year period. Ore mined at the Ying Mining District increased by 2% or 11,224 tonnes to 511,545 tonnes from 500,321 tonnes, and ore mined at the GC Mine increased by 8% or 17,509 tonnes to 233,850 tonnes from 216,341 tonnes in the same prior year period. In the same comparative period, ore milled increased by 3% to 748,944 tonnes compared to 724,534 tonnes.

The Company sold approximately 5.1 million ounces of silver, 2,800 ounces of gold, 52.1 million pounds of lead, and 15.4 million pounds of zinc, compared to 4.7 million ounces of silver, 2,400 ounces of gold, 48.6 million of lead, and 17.0 million pounds of zinc sold in the same prior year period.

The consolidated total mining costs and cash mining costs were $73.85 and $54.88 per tonne, an increase of 4% and 3%, respectively, compared to $71.07 and $53.17 per tonne in the same prior year period. The consolidated total milling costs and cash milling costs were $13.22 and $11.08, an increase of 3% and 5%, respectively, compared to $12.81 and $10.55 per tonne in the same prior year period.

Correspondingly, the consolidated total production costs and cash production costs per tonne of ore processed for the nine months ended December 31, 2018 were $89.98 and $68.87, an increase of 4% and 4%, respectively, compared to $86.63 and $66.47 in the same prior year period, but the consolidated cash production costs was 2% lower than the annual guidance of $70.20.

The consolidated cash production costs and all-in sustaining costs per ounce of silver, net of by-product credits, were negative $4.37 and $3.27 compared to negative $4.97 and $3.35, respectively, in the same prior year period.

1. Ying Mining District, Henan Province, China

Operational results - Ying Mining District
	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Nine Months ended December 31,
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	2018	2017
Ore Mined (tonne)	174,152	180,662	156,730	113,820	166,619	511,545	500,321
Ore Milled (tonne)	184,684	172,200	155,929	112,285	167,543	512,813	506,448
Head Grades
Silver (gram/tonne)	296	308	323	309	315	308	304
Lead (%)	4.1	4.6	4.5	4.3	4.5	4.4	4.5
Zinc (%)	0.8	0.9	1.1	1.0	1.0	0.9	0.9
Recoveries
Silver (%)	95.6	96.1	96.0	95.9	95.8	95.9	95.7
Lead (%)	95.2	95.6	96.3	96.5	96.4	95.6	96.3
Zinc (%)	50.2	51.2	54.5	54.5	57.3	52.1	51.7
Metal Sales
Silver (in thousands of ounce)	1,545	1,765	1,313	1,319	1,322	4,623	4,118
Gold (in thousands of ounce)	1.1	1.0	0.7	0.7	0.7	2.8	2.4
Lead (in thousands of pound)	15,156	17,359	13,313	12,649	13,487	45,828	42,531
Zinc (in thousands of pound)	381	1,648	2,133	1,106	2,006	4,162	5,030
Cash mining costs ($ per tonne)	63.04	58.65	63.49	65.88	66.71	63.00	60.45
Total mining costs ($ per tonne)	86.27	81.50	89.57	92.81	90.12	86.97	82.72
Cash milling costs ($ per tonne)	10.49	8.54	10.30	12.59	9.84	9.98	8.80
Total milling costs ($ per tonne)	12.24	10.47	12.60	15.80	11.87	11.96	10.80
Cash production costs ($ per tonne)	77.80	71.45	78.10	82.84	80.60	77.26	73.18

Cash costs per ounce of silver ($)	(1.74)	(2.80)	(6.25)	(3.41)	(4.53)	(3.43)	(4.03)
All-in sustaining costs per ounce of silver ($)	5.80	1.52	(0.28)	1.39	2.13	2.44	2.25

i) Q3 Fiscal 2019 vs. Q3 Fiscal 2018

In Q3 Fiscal 2019, the total ore mined at the Ying Mining District was 174,152 tonnes, an increase of 5% or 7,533 tonnes, compared to 166,619 tonnes mined in Q3 Fiscal 2018. Ore milled was 184,684 tonnes, an increase of 10% or 17,141 tonnes compared to 167,543 tonnes in Q3 Fiscal 2018.

Head grades of ore milled at the Ying Mining District in Q3 Fiscal 2019 were 296 grams per tonne (“g/t”) for silver, 4.1% for lead, and 0.8% for zinc, compared to 315 g/t for silver, 4.5% for lead and 1.0% for zinc in Q3 Fiscal 2018. The Company continues to achieve positive dilution control using its “Enterprise Blog” to assist and manage daily operations.

In Q3 Fiscal 2019, the Ying Mining District sold approximately 1.5 million ounces silver, 15.2 million pounds lead, and 0.4 million pounds zinc, compared to 1.3 million ounces silver, 13.5 million pounds lead, and 2.0 million pounds of zinc in Q3 Fiscal 2018. As at December 31, 2018, the Ying Mining District had inventories of 3,750 tonnes of silver-lead concentrate and 1,350 tonnes of zinc concentrate , an increase of 9% and 486%, respectively, compared to 3,452 tonnes of silver-lead concentrate and 230 tonnes of zinc concentrate as at September 30, 2018.

Total and cash mining costs per tonne at the Ying Mining District in Q3 Fiscal 2019 were $86.27 and $63.04 per tonne, respectively, compared to $90.12 and $66.71 per tonne in Q3 Fiscal 2018, and the improvement was mainly due to lower per tonne fixed costs allocation resulting from higher production output. Total and cash milling costs per tonne at the Ying Mining District in Q3 Fiscal 2019 were $12.24 and $10.49, respectively, compared to $11.87 and $9.84 in Q3 Fiscal 2018, and the increase was mainly due to an increase of $0.1 million in utility costs.

Correspondingly, the total production costs and cash production costs per tonne of ore processed at the Ying Mining District in Q3 Fiscal 2019 were $102.78 and $77.80, respectively, compared to $106.04 and $80.60 in Q3 Fiscal 2018.

Cash costs per ounce of silver, net of by-product credits at the Ying Mining District in Q3 Fiscal 2019, was negative $1.74 compared to negative $4.53 in the prior year quarter. The increase in the cash costs per ounce of silver, net of by-product credits, was mainly due to a 19% decrease in by-product credits per ounce of silver, mainly arising from 9% and 33% decreases in lead and zinc realized selling price and an 81% decrease in zinc sold.

All in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District in Q3 Fiscal 2019 was $5.80 compared to $2.13 in the prior year quarter. The increase was mainly due to an increase of $3.0 million in sustaining capital and the increase in cash cost per ounce of silver, net of by-product credits as discussed above.

In Q3 Fiscal 2019, approximately 20,351 metres or $0.4 million worth of underground diamond drilling (Q3 Fiscal 2018 – 25,109 metres or $0.4 million) and 4,678 metres or $1.4 million worth of preparation tunnelling (Q3 Fiscal 2018 – 5,187 metres or $1.6 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 19,361 metres or $6.7 million worth of horizontal tunnels, raises, ramps and declines (Q3 Fiscal 2018 – 16,326 metres or $6.0 million) were completed and capitalized. ii) Nine months ended December 31, 2018 vs. Nine months ended December 31, 2017 For the nine months ended December 31, 2018, a total of 511,545 tonnes of ore were mined at the Ying Mining District, an increase of 2% or 11,224 tonnes compared to 500,321 tonnes mined in the same prior year period. Ore milled was 512,813 tonnes, up 1% or 6,365 tonnes compared to 506,448 tonnes in the same prior year period. Average head grades of ore processed were 308 g/t for silver, 4.4% for lead, and 0.9% for zinc compared to 304 g/t for silver, 4.5% for lead, and 0.9% for zinc in the same prior year period.

During the same time periods, the Ying Mining District sold approximately 4.6 million ounces of silver, 2,800 ounces of gold, 45.8 million pounds of lead, and 4.2 million pounds of zinc, compared to 4.1 million ounces of silver, 2,400 ounces of gold, 42.5 million pounds of lead, and 5.0 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2018, the cash mining costs and cash milling costs at the Ying Mining District were $63.00 per tonne and $9.98 per tonne, an increase of 4% and 13%, respectively, compared to $60.45 and $8.80 in the same prior year period. The cash production cost was $77.26 per tonne, an increase of 6% compared to $73.18 in the same prior year period.

Cash costs per ounce of silver and all in sustaining costs per ounce of silver, net of by-product credits, at the Ying Mining District, for the nine months ended December 31, 2018, were negative $3.43 and $2.44 respectively, compared to negative $4.03 and $2.25 in the same prior year period.

For the nine months ended December 31, 2018, approximately 69,872 metres or $1.5 million worth of underground diamond drilling (same prior year period – 86,007 metres or $1.7 million) and 15,595 metres or $4.4 million worth of preparation tunnelling (same prior year period – 16,914 metres or $4.9 million) were completed and expensed as mining preparation costs at the Ying Mining District. In addition, approximately 54,923 metres or $19.2 million worth of horizontal tunnels, raises, and declines (same prior year period – 52,174 metres or $16.2 million) were completed and capitalized.

2. GC Mine, Guangdong Province, China

Operational results - GC Mine	Q3 2019	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Nine Months ended December 31,
	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018	December 31, 2017	2018	2017
Ore Mined (tonne)	86,126	67,757	79,967	29,442	85,665	233,850	216,341
Ore Milled (tonne)	86,792	67,528	81,811	26,252	88,494	236,131	218,086
Head Grades
Silver (gram/tonne)	84	78	87	96	97	83	99
Lead (%)	1.6	1.4	1.3	1.3	1.4	1.4	1.5
Zinc (%)	3.1	2.8	2.9	2.9	2.8	2.9	2.8
Recovery Rates
Silver (%)	80.5	76.7	75.3	76.3	73.6	77.6	76.1
Lead (%)	91.6	91.2	87.1	87.5	83.9	90.1	85.2
Zinc (%)	85.5	83.3	84.8	85.7	81.3	84.7	81.2
Metal Sales
Silver (in thousands of ounce)	167	136	150	63	196	453	540
Lead (in thousands of pound)	2,644	2,063	1,583	688	2,263	6,290	6,066
Zinc (in thousands of pound)	3,730	3,240	4,244	1,479	4,399	11,214	11,954
Cash mining cost ($ per tonne)	34.17	41.25	36.78	45.92	35.48	37.12	36.33
Total mining cost ($ per tonne)	42.40	49.29	44.62	57.47	43.10	45.16	44.12
Cash milling cost ($ per tonne)	14.08	11.45	14.46	25.07	14.09	13.46	14.60
Total milling cost ($ per tonne)	15.98	14.47	17.14	33.41	16.45	15.95	17.46
Cash production cost ($ per tonne)	48.25	52.70	51.24	70.99	49.57	50.58	50.93

Cash cost per ounce of silver ($)	(12.32)	(10.81)	(18.81)	(13.95)	(15.34)	(14.02)	(12.19)
All-in sustaining cost per ounce of silver ($)	(6.54)	(2.03)	(11.36)	(4.57)	(4.52)	(6.78)	(3.59)

i) Q3 Fiscal 2019 vs. Q3 Fiscal 2018

In Q3 Fiscal 2019, the total ore mined at the GC Mine was 86,126 tonnes, an increase of 1% or 461 tonnes, compared to 85,665 tonnes mined in Q3 Fiscal 2018, while ore milled was 86,792 tonnes, a decrease of 2% or 1,720 tonnes compared to 88,494 tonnes in Q3 Fiscal 2018. Average head grades of ore processed at the GC Mine were 84 g/t for silver, 1.6% for lead, and 3.1% for zinc compared to 97 g/t for silver, 1.4% for lead, and 2.8% for zinc in the prior year quarter. Recovery rates of ore processed at the GC Mine were 80.5% for silver, 91.6% for lead, and 85.5% for zinc, significantly improved from 73.6% for silver, 83.9% for lead, and 81.3% for zinc in the prior year quarter.

In Q3 Fiscal 2019, the GC Mine sold 167,000 ounces of silver, 2.6 million pounds of lead, and 3.7 million pounds of zinc, compared to 196,000 ounces of silver, 2.3 million pounds of lead, and 4.4 million pounds of zinc sold in the prior year quarter. Less zinc sold was mainly due to the built up of zinc concentrate inventory. As at December 31, 2018, GC Mine had inventories of 461 tonnes of silver-lead zinc concentrate and 1,729 tonnes of zinc concentrate, compared to 280 tonnes of silver-lead concentrate and 368 tonnes of zinc concentrate as at September 30, 2018.

Total and cash mining costs per tonne at the GC Mine in Q3 Fiscal 2019 were $42.40 and $34.17 per tonne, compared to $43.10 and $35.48 per tonne in Q3 Fiscal 2018. The decrease in cash mining costs was mainly due to a $0.3 million decrease in utility costs in the current quarter. Total and cash milling costs per tonne at the GC Mine in Q3 Fiscal 2019 were $15.98 and $14.08, compared to $16.45 and $14.09 in Q3 Fiscal 2018.

Correspondingly, the total production costs and cash production costs per tonne of ore processed in Q3 Fiscal 2019 at the GC Mine were $58.38 and $48.25, a decrease of 2% and 3%, respectively, compared to $59.55 and $49.57 in the prior year quarter.

Cash costs per ounce of silver, net of by-product credits, at the GC Mine, was negative $12.32 compared to negative $15.34 in the prior year quarter. The increase was mainly due to a $1.8 million or 25% decrease in by-product credits mainly resulting from a decrease of 9% and 29% in net realized lead and zinc selling prices and a 15% decrease in zinc sold at the GC Mine.

All in sustaining costs per ounce of silver, net of by-product credits, in Q3 Fiscal 2019 at the GC Mine was negative $6.54 compared to negative $4.52 in the prior year quarter, and the decrease was mainly due to a decrease of $0.7 million in sustaining capital expenditures.

In Q3 Fiscal 2019, approximately 7,089 metres or $0.3 million worth of underground diamond drilling (Q3 Fiscal 2018 – 7,770 metres or $0.4 million) and 5,994 metres or $1.3 million worth of tunnelling (Q3 Fiscal 2018 – 5,053 metres or $1.2 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 333 metres or $0.1 million of horizontal tunnels, raises and declines (Q3 Fiscal 2018 – 17 metres or $0.1 million) were completed and capitalized.

ii) Nine months ended December 31, 2018 vs. Nine months ended December 31, 2017

For the nine months ended December 31, 2018, a total of 233,850 tonnes of ore were mined and 236,131 tonnes were milled at the GC Mine compared to 216,341 tonnes mined and 218,086 tonnes milled in the same prior year period. Average head grades of ore milled were 83 g/t for silver, 1.4% for lead, and 2.9% for zinc compared to 99 g/t for silver, 1.5% for lead, and 2.8% for zinc, respectively, in the same prior year period.

During the same time periods, the GC Mine sold approximately 453,000 ounces of silver, 6.3 million pounds of lead, and 11.2 million pounds of zinc, compared to 540,000 ounces of silver, 6.1 million pounds of lead, and 12.0 million pounds of zinc in the same prior year period.

For the nine months ended December 31, 2018, the cash mining costs at the GC Mine was $37.12 per tonne, an increase of 2% compared to $36.33 per tonne in the same prior year period. The increase in the cash mining costs was mainly due to a $0.6 million increase in mining preparation costs as more underground drilling and tunnelling were expensed in the current period. The cash milling costs was $13.46 per tonne, a decrease of 8% compared to $14.60 in the same prior year period. Correspondingly, the total production costs and cash production costs per tonne at the GC Mine were $61.11 and $50.58, respectively, compared to $61.58 and $50.93 in the prior year period.

Cash costs per ounce of silver and all-in sustaining costs per ounce of silver, net of by product credits, at the GC Mine, for the nine months ended December 31, 2018, were negative $14.02 and negative $6.78 respectively, compared to negative $12.19 and negative $3.59 in the same prior year period.

For the nine months ended December 31, 2018, approximately 21,863 metres or $1.0 million worth of underground diamond drilling (same prior year period – 18,253 metres or $0.9 million) and 16,478 metres or $4.3 million of tunnelling (same prior year period – 14,285 metres or $3.8 million) were completed and expensed as mining preparation costs at the GC Mine. In addition, approximately 1,112 metres or $0.8 million of horizontal tunnels, raise, and declines (same prior year period – 280 metres or $0.2 million) were completed and capitalized.

FISCAL 2020 PRODUCTION AND CASH COSTS GUIDANCE

In Fiscal 2020, the Company expects to process approximately 900,000 tonnes of ore, yielding 6.1 million ounces of silver, 65.1 million pounds of lead, and 21.8 million pounds of zinc. Fiscal 2020 production guidance represents an increase of approximately 2% in silver production, 2% in lead production, and 10% in zinc production compared to the prior year’s guidance.

	Ore processed	Silver	Lead	Zinc
	(tonnes)	(g/t)	(%)	(%)
Ying Mining District	630,000	290	4.3	0.9
GC Mine	270,000	96	1.7	3.1

	Silver	Lead	Zinc	Cash cost*	AISC*
	(Moz)	(Mlbs)	(Mlbs)	($/t)	($/t)
Ying Mining District	5.5	56.2	6.3	78.2	130.2
GC Mine	0.6	8.9	15.5	56.7	77.4
Consolidated	6.1	65.1	21.8	71.8	125.5

*Both AISC and cash costs are non-IFRS measures. AISC refers to all-in sustaining costs per tonne of ore processed. Cash costs refer to cash production costs per tonne of ore processed. Foreign exchange rates assumptions used are: US$1 = CAD$1.30, US$1 = RMB¥6.50.

(a) Ying Mining District, Henan Province, China

In Fiscal 2020, Ying Mining District plans to mine and process 630,000 tonnes of ore averaging 290 g/t silver, 4.3% lead, and 0.9% zinc with expected metal production of 5.5 million ounces of silver, 56.2 million pounds of lead and 6.3 million pounds of zinc. Fiscal 2020 production guidance at the Ying Mining District represents an increase of approximately 2% in silver head grade, 2% in silver and zinc metal production. Lead head grade and metal production are comparable to prior year’s guidance.

The cash production costs is expected to be $78.20 per tonne of ore, and the all-in sustaining costs is estimated at $130.20 per tonne of ore processed.

Capital expenditures at the Ying Mining District in Fiscal 2020 are budgeted at $31.7 million, including $24.4 million for mine tunnelling and ramp development and $7.3 million for equipment and infrastructure.

(b) GC Mine, Guangdong Province, China

In Fiscal 2020, GC Mine plans to mine and process 270,000 tonnes of ore averaging 96 g/t silver, 1.7% lead, and 3.1% zinc with expected metal production of 0.6 million ounces of silver, 8.9 million pounds of lead and 15.5 million pounds of zinc. Fiscal 2020 production guidance at the GC Mine represents an increase of approximately 8% in ore production, 19% in lead production, and 14% in zinc production compared to the prior year’s guidance.

The cash production costs is expected to be $56.70 per tonne of ore, and the all-in sustaining costs is estimated at $77.40 per tonne of ore processed.

Capital expenditures at the GC Mine in Fiscal 2020 are budgeted at $5.2 million, including $2.5 million for mine tunneling and ramp development, $1.4 million for a paste backfill plant, and $1.3 million for other equipment and infrastructure.

Mr. Guoliang Ma, P.Geo., Manager of Exploration and Resources of the Company, is the Qualified Person under the National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and has reviewed and given consent to the technical information contained in this news release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR under the Company’s profile at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company's vision is to deliver shareholder value by focusing on the acquisition of underdeveloped projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD-LOOKING STATEMENTS

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements”). Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District and the GC Mine; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2018 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company’s forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

SILVERCORP METALS INC.
Consolidated Statements of Financial Position
(Unaudited - Expressed in thousands of U.S. dollars)

	As at December 31,	As at March 31,
	2018	2018
ASSETS
Current Assets
Cash and cash equivalents	$68,138	$49,199
Short-term investments	57,069	56,910
Trade and other receivables	828	676
Inventories	12,430	11,018
Due from a related party	38	11
Income tax receivable	-	534
Prepaids and deposits	4,081	4,456
	142,584	122,804
Non-current Assets
Long-term prepaids and deposits	781	954
Reclamation deposits	5,429	5,712
Investment in an associate	36,821	38,001
Other investments	7,751	6,132
Plant and equipment	68,027	71,211
Mineral rights and properties	219,843	232,080
TOTAL ASSETS	$481,236	$476,894
LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$33,117	$25,198
Bank loan	4,366	-
Deposits received	3,609	6,806
Income tax payable	2,498	303
	43,590	32,307
Non-current Liabilities
Deferred income tax liabilities	32,419	33,310
Environmental rehabilitation	12,205	13,098
Total Liabilities	88,214	78,715
Equity
Share capital	230,987	228,729
Share option reserve	15,492	14,690
Reserves	25,409	25,409
Accumulated other comprehensive loss	(50,150)	(25,875)
Retained earnings	109,693	86,283
Total equity attributable to the equity holders of the Company	331,431	329,236
Non-controlling interests	61,591	68,943
Total Equity	393,022	398,179

TOTAL LIABILITIES AND EQUITY	$481,236	$476,894

SILVERCORP METALS INC.
Consolidated Statements of Income
(Unaudited - Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2018	2017	2018	2017
Sales	$42,351	$44,352	$135,567	$131,590
Cost of sales
Production costs	16,941	15,553	49,456	45,839
Mineral resource taxes	1,220	1,255	3,861	3,683
Depreciation and amortization	4,887	4,378	15,396	13,291
	23,048	21,186	68,713	62,813
Gross profit	19,303	23,166	66,854	68,777

General and administrative	5,339	4,915	14,416	13,958
Government fees and other taxes	625	902	2,194	2,433
Foreign exchange (gain) loss	(2,315)	(236)	(2,395)	2,490
Loss on disposal of plant and equipment	254	148	388	324
Gain on disposal of NSR	-	-	-	(4,320)
Share of (income) loss in associate	(172)	142	212	511
Dilution gain on investment in associate	-	(822)	-	(822)
Reclassification of other comprehensive loss upon
ownership dilution of investment in associate	-	18	-	18
Other expense (income)	400	(1,560)	676	(1,867)
Income from operations	15,172	19,659	51,363	56,052

Finance income	981	822	2,602	2,046
Finance costs	(166)	(112)	(463)	(329)
Income before income taxes	15,987	20,369	53,502	57,769

Income tax expense	5,134	4,302	17,395	13,586
Net income	$10,853	$16,067	$36,107	$44,183

Attributable to:
Equity holders of the Company	$8,660	$12,718	$27,618	$34,800
Non-controlling interests	2,193	3,349	8,489	9,383
	$10,853	$16,067	$36,107	$44,183

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.05	$0.08	$0.16	$0.21
Diluted earnings per share	$0.05	$0.07	$0.16	$0.20
Weighted Average Number of Shares Outstanding - Basic	168,871,756	168,077,624	168,083,532	168,003,035
Weighted Average Number of Shares Outstanding - Diluted	170,314,907	169,782,024	170,306,321	169,992,421

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Unaudited - Expressed in thousands of U.S. dollars)

	Three Months Ended December 31		Nine Months Ended December 31
	2018	2017	2018	2017
Cash provided by
Operating activities
Net income	$10,853	$16,067	$36,107	$44,183
Add (deduct) items not affecting cash:
Finance costs	166	112	463	329
Depreciation, amortization and depletion	5,207	4,683	16,308	14,176
Share of (income) loss in associate	(172)	142	212	511
Dilution gain on investment in associate	-	(822)	-	(822)
Reclassification of other comprehensive loss upon ownership dilution of investment in associate	-	18	-	18
Gain on disposal of NSR	-	-	-	(4,320)
Income tax expense	5,134	4,302	17,395	13,586
Finance income	(981)	(822)	(2,602)	(2,046)
Loss on disposal of plant and equipment	254	148	388	324
Share-based compensation	506	458	1,418	1,144
Reclamation	(268)	(17)	(334)	(36)
Income taxes paid	(4,004)	(2,065)	(12,480)	(9,647)
Interest received	981	822	2,602	2,046
Interest paid	(48)	-	(96)	-
Changes in non-cash operating working capital	1,917	4,431	2,358	5,598
Net cash provided by operating activities	19,545	27,457	61,739	65,044

Investing activities
Mineral rights and properties
Capital expenditures	(7,617)	(5,705)	(19,410)	(16,638)
Plant and equipment
Additions	(2,682)	(1,724)	(4,325)	(4,455)
Proceeds on disposals	-	-	29	19
Investment in associate	-	(3,836)	-	(23,861)
Net redemption (purchases) of short-term investments	12,613	10,422	(4,606)	(21,345)
Net cash provided by (used in) investing activities	2,314	(843)	(28,312)	(66,280)

Financing activities
Bank loan
Proceeds	-	-	4,527	-
Non-controlling interests
Distribution	(3,292)	-	(9,926)	(4,891)
Acquisition	(1,121)	-	(1,121)	-
Cash dividends distributed	(2,113)	(1,683)	(4,208)	(3,362)
Proceeds from issuance of common shares	623	174	1,643	342
Common shares repurchased as part of normal course issuer	-	(1,779)	-	(1,779)
Net cash used in financing activities	(5,903)	(3,288)	(9,085)	(9,690)
Effect of exchange rate changes on cash and cash equivalents	(1,340)	1,579	(5,403)	4,197

Increase in cash and cash equivalents	14,616	24,905	18,939	(6,729)
Cash and cash equivalents, beginning of the period	53,522	41,369	49,199	73,003
Cash and cash equivalents, end of the period	$68,138	$66,274	$68,138	$66,274

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended December 31, 2018
	Ying Mining District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	174,152	86,126	260,278
Ore Milled (tonne)	184,684	86,792	271,476

+ Mining cost per tonne of ore mined ($)	86.27	42.40	71.76
Cash mining cost per tonne of ore mined ($)	63.04	34.17	53.49
Non cash mining cost per tonne of ore mined ($)	23.23	8.23	18.27

+ Unit shipping costs($)	4.27	-	2.82

+ Milling cost per tonne of ore milled ($)	12.24	15.98	13.44
Cash milling cost per tonne of ore milled ($)	10.49	14.08	11.64
Non cash milling cost per tonne of ore milled ($)	1.75	1.90	1.80

+ Average Production Cost
Silver ($ per ounce)	6.17	5.61	6.22
Gold ($ per ounce)	530	-	547
Lead ($ per pound)	0.47	0.56	0.49
Zinc ($ per pound)	0.39	0.48	0.42
Other ($ per pound)	0.48	-	0.49

+ Total production cost per ounce of Silver, net of by-product credits ($)	0.96	(8.07)	0.08
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(1.74)	(12.32)	(2.77)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	5.80	(6.54)	6.53
+ All-in cost per ounce of Silver, net of by-product credits ($)	6.51	(6.18)	7.30

Recovery Rates
Silver (%)	95.6	80.5	93.8
Lead (%)	95.2	91.6	94.6
Zinc (%)	50.2	85.5	73.3

Head Grades
Silver (gram/tonne)	296	84	228
Lead (%)	4.1	1.6	3.3
Zinc (%)	0.8	3.1	1.5

Concentrate in stock
Lead concentrate (tonne)	3,750	461	4,211
Zinc concentrate (tonne)	1,350	1,729	3,079

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,545	167	1,712
Gold (in thousands of ounces)	1.1	-	1.1
Lead (in thousands of pounds)	15,156	2,644	17,800
Zinc (in thousands of pounds)	381	3,730	4,111

Metal Sales
Silver (in thousands of $)	19,075	1,585	20,660
Gold (in thousands of $)	1,167	-	1,167
Lead (in thousands of $)	14,324	2,527	16,851
Zinc (in thousands of $)	297	3,055	3,352
Other (in thousands of $)	321	-	321
	35,184	7,167	42,351
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.35	9.49	12.07
Gold ($ per ounce)	1,061	-	1,061
Lead ($ per pound)	0.95	0.96	0.95
Zinc ($ per pound)	0.78	0.82	0.82

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 54.97% from lead concentrates and 25.53% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended December 31, 2017
	Ying Mining
	District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	166,619	85,665	252,284
Ore Milled (tonne)	167,543	88,494	256,037

+ Mining cost per tonne of ore mined ($)	90.12	43.10	74.16
Cash mining cost per tonne of ore mined ($)	66.71	35.48	56.11
Non cash mining cost per tonne of ore mined ($)	23.41	7.62	18.05

+ Unit shipping costs($)	4.05	-	2.69

+ Milling cost per tonne of ore milled ($)	11.87	16.45	13.45
Cash milling cost per tonne of ore milled ($)	9.84	14.09	11.31
Non cash milling cost per tonne of ore milled ($)	2.03	2.36	2.14

+ Average Production Cost
Silver ($ per ounce)	5.64	5.91	5.86
Gold ($ per ounce)	380	-	406
Lead ($ per pound)	0.44	0.58	0.47
Zinc ($ per pound)	0.49	0.64	0.52
Other ($ per pound)	0.45	-	0.01

+ Total production cost per ounce of Silver, net of by-product credits ($)	(1.87)	(10.95)	(3.04)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(4.53)	(15.34)	(5.92)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.13	(4.52)	3.16
+ All-in cost per ounce of Silver, net of by-product credits ($)	2.97	(7.23)	3.50

Recovery Rates
Silver (%)	95.8	73.6	92.7
Lead (%)	96.4	83.9	94.6
Zinc (%)	57.3	81.3	71.7

Head Grades
Silver (gram/tonne)	315	97	240
Lead (%)	4.5	1.4	3.4
Zinc (%)	1.0	2.8	1.6

Concentrate in stock
Lead concentrate (tonne)	6,200	34	6,234
Zinc concentrate (tonne)	230	60	290

Sales Data
Metal Sales
Silver (in thousands of ounces)	1,322	196	1,518
Gold (in thousands of ounces)	0.7	-	0.7
Lead (in thousands of pounds)	13,487	2,263	15,750
Zinc (in thousands of pounds)	2,006	4,399	6,405

Metal Sales
Silver (in thousands of $)	17,718	2,088	19,806
Gold (in thousands of $)	632	-	632
Lead (in thousands of $)	14,045	2,378	16,423
Zinc (in thousands of $)	2,337	5,048	7,385
Other (in thousands of $)	100	6	106
	34,832	9,520	44,352
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.40	10.65	13.05
Gold ($ per ounce)	903	-	903
Lead ($ per pound)	1.04	1.05	1.04
Zinc ($ per pound)	1.17	1.15	1.15

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 52.5% from lead concentrates and 21.1% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges 14 which lower the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Nine months ended December 31, 2018
	Ying Mining
	District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	511,545	233,850	745,395
Ore Milled (tonne)	512,813	236,131	748,944

+ Mining cost per tonne of ore mined ($)	86.97	45.16	73.85
Cash mining cost per tonne of ore mined ($)	63.00	37.12	54.88
Non cash mining cost per tonne of ore mined ($)	23.97	8.04	18.97

+ Unit shipping costs($)	4.28	-	2.91

+ Milling cost per tonne of ore milled ($)	11.96	15.95	13.22
Cash milling cost per tonne of ore milled ($)	9.98	13.46	11.08
Non cash milling cost per tonne of ore milled ($)	1.98	2.49	2.14

+ Average Production Cost
Silver ($ per ounce)	5.84	5.88	6.02
Gold ($ per ounce)	466	-	493
Lead ($ per pound)	0.46	0.61	0.48
Zinc ($ per pound)	0.47	0.59	0.47
Other ($ per pound)	0.46	0.02	0.07

+ Total production cost per ounce of Silver, net of by-product credits ($)	(0.59)	(8.97)	(1.34)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(3.43)	(14.02)	(4.37)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.44	(6.78)	3.27
+ All-in cost per ounce of Silver, net of by-product credits ($)	3.29	(5.89)	4.22

Recovery Rates
Silver (%)	95.9	77.6	93.9
Lead (%)	95.6	90.1	94.9
Zinc (%)	52.1	84.7	71.7

Head Grades
Silver (gram/tonne)	308	83	237
Lead (%)	4.4	1.4	3.5
Zinc (%)	0.9	2.9	1.5

Concentrate in stock
Lead concentrate (tonne)	3,750	461	4,211
Zinc concentrate (tonne)	1,350	1,729	3,079

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,623	453	5,076
Gold (in thousands of ounces)	2.8	-	2.8
Lead (in thousands of pounds)	45,828	6,290	52,118
Zinc (in thousands of pounds)	4,162	11,214	15,376

Metal Sales
Silver (in thousands of $)	59,565	4,357	63,922
Gold (in thousands of $)	2,883	-	2,883
Lead (in thousands of $)	46,421	6,270	52,691
Zinc (in thousands of $)	4,277	10,848	15,125
Other (in thousands of $)	751	195	946
	113,897	21,670	135,567
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	12.88	9.62	12.59
Gold ($ per ounce)	1,030	-	1,030
Lead ($ per pound)	1.01	1.00	1.01
Zinc ($ per pound)	1.03	0.97	0.98

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 52.33% from lead concentrates and 25.25% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lowers the net silver selling price.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Nine months ended December 31, 2017
	Ying Mining
	District[1]	GC2	Total
Production Data
Mine Data
Ore Mined (tonne)	500,321	216,341	716,662
Ore Milled (tonne)	506,448	218,086	724,534

+ Mining cost per tonne of ore mined ($)	82.72	44.12	71.07
Cash mining cost per tonne of ore mined ($)	60.45	36.33	53.17
Non cash mining cost per tonne of ore mined ($)	22.27	7.79	17.90

+ Unit shipping costs($)	3.93	-	2.75

+ Milling cost per tonne of ore milled ($)	10.80	17.46	12.81
Cash milling cost per tonne of ore milled ($)	8.80	14.60	10.55
Non cash milling cost per tonne of ore milled ($)	2.00	2.86	2.26

+ Average Production Cost
Silver ($ per ounce)	5.74	6.35	6.04
Gold ($ per ounce)	424	-	458
Lead ($ per pound)	0.41	0.59	0.44
Zinc ($ per pound)	0.46	0.63	0.48
Other ($ per pound)	0.39	0.01	0.02

+ Total production cost per ounce of Silver, net of by-product credits ($)	(1.40)	(7.60)	(2.12)
+ Total cash cost per ounce of Silver, net of by-product credits ($)	(4.03)	(12.19)	(4.97)

+ All-in sustaining cost per ounce of Silver, net of by-product credits ($)	2.25	(3.59)	3.35
+ All-in cost per ounce of Silver, net of by-product credits ($)	2.69	(3.53)	3.75

Recovery Rates
Silver (%)	95.7	76.1	93.3
Lead (%)	96.3	85.2	94.9
Zinc (%)	51.7	81.2	68.9

Head Grades
Silver (gram/tonne)	304	99	242
Lead (%)	4.5	1.5	3.6
Zinc (%)	0.9	2.8	1.4

Concentrate in stock
Lead concentrate (tonne)	6,200	34	6,234
Zinc concentrate (tonne)	230	60	290

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,118	540	4,658
Gold (in thousands of ounces)	2.4	-	2.4
Lead (in thousands of pounds)	42,531	6,066	48,597
Zinc (in thousands of pounds)	5,030	11,954	16,984
Other (in thousands of pound)	524	16,190	16,714

Metal Sales
Silver (in thousands of $)	56,850	5,735	62,585
Gold (in thousands of $)	2,448	-	2,448
Lead (in thousands of $)	41,728	5,948	47,676
Zinc (in thousands of $)	5,604	12,548	18,152
Other (in thousands of $)	495	234	729
	107,125	24,465	131,590
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.81	10.62	13.44
Gold ($ per ounce)	1,020	-	1,020
Lead ($ per pound)	0.98	0.98	0.98
Zinc ($ per pound)	1.11	1.05	1.07

1 Ying Mining District includes mines: SGX, TLP, HPG,LM, BCG and HZG.
2 GC Silver recovery rate consists of 55.4% from lead concentrates and 20.7% from zinc concentrates.
2 GC Silver sold in zinc concentrates is subjected to higher smelter and refining charges which lower the net silver selling price.
+ Mineral resouces tax was excluded from production costs, but presented as a separate line item on the consolidated statements of income